UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          Charter Communications, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    16117M107
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 6 Pages

CUSIP No. 16117M107               Schedule 13G                 Page 2 of 6 Pages



1        NAMES OF REPORTING PERSONS                               Mark Cuban
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS  (Entities Only)

         -----------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]


3        SEC USE ONLY
                     -----------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
         -----------------------------------------------------------------------


    NUMBER OF               5    SOLE VOTING POWER        19,000,000
                                                        ------------------------
      SHARES

   BENEFICIALLY             6    SHARED VOTING POWER              0
                                                        ------------------------
     OWNED BY

       EACH                 7    SOLE DISPOSITIVE POWER   19,000,000
                                                        ------------------------
    REPORTING

   PERSON WITH              8    SHARED DISPOSITIVE POWER         0
                                                          ----------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          19,000,000
         -----------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                    6.5% (1)
         -----------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                    IN
         -----------------------------------------------------------------------

(1) Based on 294,527,595 shares of Class A common stock of the Issuer outstanding on May 12, 2003.

CUSIP No. 16117M107               Schedule 13G                 Page 3 of 6 Pages



Item 1.

         (a) Name of Issuer:

                  Charter Communications, Inc.

         (b) Address of Issuer's Principal Executive Offices:

                  12405 Powerscourt Drive
                  St. Louis, Missouri 63131

Item 2.

         (a) Name of Person Filing:

                  Mark Cuban

         (b) Address of Principal Business Office or, if none, Residence:

                  5424 Deloache Avenue
                  Dallas, Texas 75220

         (c) Citizenship:

                  United States

         (d) Title of Class of Securities:

                  Class A common stock

         (e) CUSIP Number:

                  16117M107

Item 3.  Not Applicable.

CUSIP No. 16117M107               Schedule 13G                 Page 4 of 6 Pages


Item 4.  Ownership.

         The following information relates to the reporting person's ownership of Class A common stock of the Issuer as of May 19, 2003.

         (a) Amount Beneficially Owned:

                  19,000,000

         (b) Percent of Class:

                  6.5% (1)

         (c) Number of shares as to which the person has:

                  (i) sole power to vote or to direct the vote:

                             19,000,000

                 (ii) shared power to vote or to direct the vote:

                             0

                (iii) sole  power to dispose or to direct the  disposition of:

                             19,000,000

                 (iv) shared power to dispose or to direct the disposition of:

                             0

Item 5.  Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].




(1) Based on 294,527,595 shares of Class A common stock of the Issuer outstanding on May 12, 2003.

CUSIP No. 16117M107               Schedule 13G                 Page 5 of 6 Pages


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

              Not Applicable.



Item 8.  Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.  Notice of Dissolution of Group.

              Not Applicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16117M107               Schedule 13G                 Page 6 of 6 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2003



                                                   /s/ Mark Cuban
                                                  ------------------------------
                                                  Mark Cuban